Exhibit 99.(6)(c)

BROOKFIELD REAL ASSETS INCOME FUND INC.

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the [  ] day of [    ], [    ], by and between Brookfield Real Assets Income Fund Inc., a Maryland corporation (the “Fund”) and the Fund’s investment adviser, Brookfield Investment Management Inc. (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of the Investment Advisory Agreement between the Fund and the Adviser, dated as of the [  ]th day of [    ], [    ] (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Operating Expenses (as that term is defined in paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Operating Expenses of the Fund to an annual rate, expressed as a percentage of the average daily “Managed Assets to [   ]% (“the “Annual Limit”).  “Managed Assets” of the Fund shall mean the Fund’s net assets plus the amount of any borrowings for investment purposes.  In the event that the current Operating Expenses, as accrued each month, exceeds its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within a reasonable time after being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, the Adviser’s administration fee detailed in the Administration Agreement, and other expenses described in the Investment Advisory Agreement, but does not include the costs of using leverage, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement made in the prior three fiscal years.  The Fund agrees to repay the Adviser, out of assets belonging to the Fund, any Fund Operating Expenses in excess of the Annual Limit paid, reimbursed or otherwise absorbed by the Adviser, during the term of this Agreement, provided that the Adviser will not be entitled to repayment for any amount by which such repayment would cause Fund Operating Expenses, during the fiscal year of such repayment, to exceed the then current Annual Limit.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION.  The Adviser may by notice in writing to the Fund terminate, in whole or in part, its obligation under Section 1 to reduce its fees and bear expenses with respect to the Fund in any period following the date specified in such notice, provided however that this Agreement may not be terminated by the Adviser prior to the second anniversary of the date of this Agreement.  Thereafter, the Agreement may only be terminated or amended to increase the expense cap as of [           ] of each calendar year, provided that in the case of a termination by the Adviser, the Adviser provide the Board of Directors with written notice of its intention to terminate the Agreement prior to the expiration of its then current term.  This Agreement will automatically terminate if the Investment Advisory Agreement of the Fund is terminated, with such termination effective upon the effective date of such Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended, and any rules and regulation promulgated thereunder.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

BROOKFIELD REAL ASSETS		BROOKFIELD INVESTMENT
INCOME FUND INC.		MANAGEMENT INC.

By:		By:
Name:	Brian F. Hurley	Name:	Jonathan C. Tyras
Title:	President	Title:	Chief Financial Officer and General Counsel